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                                                                                                               OMB APPROVAL
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                            UNITED STATES                                                               OMB Number:
                   SECURITIES AND EXCHANGE COMMISSION                                                   Expires:
                        Washington, D.C. 20549                                                          Estimated average burden
                                                                                                        hours per response . . . .
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                             FORM 12b-25
                                                                                                     -----------------------------
                                                                                                               SEC FILE NUMBER
                     NOTIFICATION OF LATE FILING                                                                 1-333-55797
                                                                                                         -------------------------
                                                                                                         -------------------------
(CHECK ONE):                                                                                             CUSIP NUMBER
           / /Form 10-K  / /Form 20-F  / /Form 11-K   /X/Form 10-Q   / /Form N-SAR

                                                                                                         -------------------------
                    For Period Ended:                September 29, 2001
                                        ---------------------------------------
                    [  ] Transition Report on Form 10-K
                    [  ] Transition Report on Form 20-F
                    [  ] Transition Report on Form 11-K
                    [  ] Transition Report on Form 10-Q
                    [  ] Transition Report on Form N-SAR

                    For the Transition Period Ended:
                                                       -------------------------
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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 Not Applicable
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PART I  --  REGISTRANT INFORMATION

                              Elgar Holdings, Inc.
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Full Name of Registrant

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Former Name if Applicable
                              9250 Brown Deer Road
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Address of Principal Executive Office (STREET AND NUMBER)

                            San Diego, CA 92121-2294
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City, State and Zip Code

PART II  --  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.
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PART III  --  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


In accordance with Rule 12(b)-25(b)(2) of the Securities Exchange Act of 1934, as amended, and pursuant to Part II(b) of this Form 12b-25, the Registrant undertakes to file its Form 10-Q within five calendar days following the Form 10-Q's prescribed due date of November 13, 2001. The reason for the delay in filing the Registrant's 10-Q is related to negotiations between the Registrant and the agent under its credit facility that are expected to conclude on or shortly after November 13, 2001, the results of which the Registrant would like to accurately reflect in the subsequent events footnote to the Form 10-Q.


                         (ATTACH EXTRA SHEETS IF NEEDED)
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PART IV  --  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


           Christopher W. Kelford          (858)                 458-0204
         -----------------------------------------------------------------------
                (Name)                  (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If the answer is no, identify report(s).    Yes /X/ No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes /X/ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                  Set forth below is a summary of the differences in net sales, operating revenue and net loss for the nine months ended September 30, 2000 and September 29, 2001:


                  NET SALES. Net sales for the nine months ended September 29, 2001 were $45.5 million, a decrease of $1.6 million, or 3.4%, from net sales of $47.1 million for the nine months ended September 30, 2000.

                  OPERATING INCOME. Operating income was $2.0 million for the nine months ended September 29, 2001, a decrease of $2.7 million, or 57.4%, from operating income of $4.7 million for the nine months ended September 30, 2000.

                   NET LOSS. Net loss was $6.0 million for the nine months ended September 29, 2001, an increased loss of $2.9 million from a net loss of $3.1 million for the nine months ended September 30, 2000.

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                              Elgar Holdings, Inc.
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date November 13, 2001       By   /s/ Christopher W. Kelford
     ----------------------    -------------------------------------------------
                                          Christopher W. Kelford
                               Vice President--Finance, Chief Financial Officer,
                                    Treasurer and Assistant Secretary